SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Cano Petroleum, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

137801106
(CUSIP Number)

Steven J. Pully
Carlson Capital
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

with a copy to
Peter Halasz
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 9 Pages)
--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,487,661
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,487,661
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,487,661
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 178,767
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 178,767
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 178,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,706,783
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,706,783
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,706,783
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,605,818
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,605,818
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,605,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,605,818
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,605,818
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,605,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,605,818
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,605,818
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,605,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 8 of 9 Pages

The Schedule 13D filed on August 25, 2008, as amended by Amendment No. 1 filed on September 9, 2008, Amendment No. 2 filed on September 25, 2008, Amendment No. 3 filed on October 8, 2008, Amendment No. 4 filed on October 31, 2008 and Amendment No. 5 filed on May 26, 2009 (the "Schedule 13D") by Double Black Diamond Offshore Ltd., a Cayman Islands exempted company, Black Diamond Offshore Ltd., a Cayman Islands exempted company, Black Diamond Relative Value Offshore Ltd., a Cayman Islands exempted company, Carlson Capital, L.P., a Delaware limited partnership, Asgard Investment Corp., a Delaware corporation and Clint D. Carlson (together, the "Reporting Persons"), relating to the shares ("Shares") of common stock, par value $0.0001 per share, of Cano Petroleum, Inc. (the "Issuer"), is hereby amended as set forth below by this Amendment No. 6 to the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons originally acquired the Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On May 26, 2009, Steven J. Pully, an employee of Carlson Capital, L.P., was appointed to the Board of Directors of the Issuer.  The appointment was previously disclosed in the Reporting Persons' Amendment No. 5 to the Schedule 13D filed by on June 1, 2009 and is incorporated by reference.

On August 6, 2010, Mr. Pully delivered a letter of resignation to Jeff Johnson, Chief Executive Officer of the Issuer, resigning from the board of directors of the Issuer.  Mr. Pully's resignation was effective immediately.

A copy of the related letter of resignation dated August 6, 2010 announcing Mr. Pully's resignation is attached hereto as Exhibit 2 and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, selling some of the Shares, purchasing additional Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13 is hereby amended and supplemented as follows:

Exhibit 2:  Resignation Letter of Steven J. Pully, dated August 6,

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2010

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp.,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp.,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp.,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp.,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	Carlson Capital, L.P.,
its investment manager

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

EXHIBIT 2

RESIGNATION LETTER

STEVEN J. PULLY
4564 Meadowood Road
Dallas, Texas 75220

August 6, 2010

Jeff Johnson
Chief Executive Officer
Cano Petroleum Inc.
801 Cherry Street, Suite 3200
Fort Worth, Texas 767102

Dear Jeff,

I hereby resign from the board of directors of Cano Petroleum, effective immediately. It has been a pleasure serving on the board.

Regards,

/s/ Steven J. Pully
Steven J. Pully